SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2005

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40 F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

SIGNATURES
EXHIBIT INDEX

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2005	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN
Tor F. Johansen
President and Chief Executive Officer

EXHIBIT INDEX

     The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.
1.	Press release dated October 31, 2005.	4

This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973 and Registration Statement No. 333-124095.

PRESS RELEASE

October 31, 2005

Olav Rygg new Director of Lending at Eksportfinans ASA

Mr. Olav Einar Rygg has been appointed new Director of Lending at Eksprtfinans ASA with effect from January 1, 2006

Mr. Rygg has held different positions at Eksportfinans since 1988. From 1993, he has been a Department Head within the Lending section. He is looking forward to his new challenges as Director of Lending, and has the following comment: “My objective is to benefit from my leadership experience and expertise within sales and processing of loans to develop the organization and employees further. I hope to help create a competitive and forward-looking Eksportfinans in support of the Norwegian export industry.”
Olav Rygg has a business degree from The Norwegian School of Business and Economics in Bergen, Norway, and supplementary education in psychology. He has previous work experience from ABB, Den norske Hypotekforening, Christiania Bank (now Nordea) and the Norwegian Army.
He takes over the position as Lending Director from Arnulf V. Arnøy, who has been appointed Managing Director of Eksportfinans’ subsidiary Kommunekreditt Norge AS.
Currently, Eksportfinans has around NOK 25 billion in loans outstanding to foreign buyers of Norwegian export goods and —services, Norwegian exporters, shipping companies and other export related activity.

Contact persons:
President and CEO Tor F. Johansen, phone +47 22 01 22 30, mail tfj@eksportfinans.no
Director of Lending (as of January 1, 2006) Olav E. Rygg, phone +47 22 01 22 51, mail oer@eksportfinans.no